FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company

Abitibi-Consolidated Inc. and Abitibi-Consolidated Company of Canada (collectively, the “Company”)

1155 Metcalfe Street

Suite 800

Montreal, Québec

H3B 5H2

2.	Date of Material Change

January 26, 2007

3.	News Release

The news release attached hereto as Schedule A with respect to the material change referred to in this report was issued through CNW Telbec on January 26, 2007, and was filed with the Canadian securities regulatory authorities via SEDAR on January 26, 2007.

4.	Summary of Material Change

The Company announced on January 26, 2007, that it has entered into a binding letter of intent with the Caisse de dépôt et placement du Québec (“CDPQ”) to create a joint-venture for its Ontario hydroelectric generation facilities.

5.	Full Description of Material Change

On January 26, 2007, the Company announced that it has entered into a binding letter of intent with CDPQ to create a joint-venture for its Ontario hydroelectric generation facilities. The Company will retain a 75% interest in the joint-venture, called ACH Limited Partnership (“ACH”), while CDPQ will acquire a 25% interest. CDPQ has also provided a commitment to ACH for a 10-year unsecured term loan of $250 million, non-recourse to the Company, to partially fund the acquisition of the facilities.

The transaction, on a consolidated basis, is expected to yield gross proceeds of $297.5 million to the Company.

ACH is intended to be the Company’s growth vehicle in energy generation. The Company’s substantial ownership interest in the joint-venture reflects the ongoing strategic importance of its electricity generation assets. The Company will enter into agreements by virtue of which it will continue to operate and manage the facilities.

Closing of the transaction is expected to take place in the first half of 2007 and is subject to execution of definitive agreements and certain other conditions and approvals. Scotia Capital and CIBC World Markets have advised the Company in regards to this transaction.

ACH encompasses eight hydroelectric facilities located in Ontario, representing an aggregate installed capacity of 136.8 MW and a normalised annual generation of approximately 828 GWh.

6.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7.	Omitted Information

Not applicable.

8.	Executive Officer

Pierre Rougeau

Senior Vice-President, Corporate Development and Chief Financial Officer

Tel: (514) 875-2160

Fax: (514) 394-2272

9.	Date of Report

January 26, 2007

Schedule A

Abitibi-Consolidated Creates Venture in Energy Generation

Hydro Assets in Ontario to be regrouped into ACH Limited Partnership

MONTRÉAL, January 26, 2007 - Abitibi-Consolidated announced today that it has entered into a binding letter of intent with the Caisse de dépôt et placement du Québec to create a joint-venture for the Company’s Ontario hydroelectric generation facilities. The Company will retain a 75% interest in the joint-venture, called ACH Limited Partnership, while the Caisse will acquire a 25% interest. The Caisse has also provided a commitment to ACH Limited Partnership for a 10-year unsecured term loan of $250 million, non-recourse to the Company, to partially fund the acquisition of the facilities.

The transaction, on a consolidated basis, is expected to yield gross proceeds of $297.5 million to Abitibi-Consolidated.

ACH Limited Partnership is intended to be Abitibi-Consolidated’s growth vehicle in energy generation. Abitibi-Consolidated’s substantial ownership interest in the joint-venture reflects the ongoing strategic importance of its electricity generation assets. The Company will enter into agreements by virtue of which it will continue to operate and manage the facilities.

Closing of the transaction is expected to take place in the first half of 2007 and is subject to execution of definitive agreements and certain other conditions and approvals. Scotia Capital and CIBC World Markets have advised the Company in regards to this transaction.

ACH Limited Partnership encompasses eight hydroelectric facilities located in Ontario, representing an aggregate installed capacity of 136.8 MW and a normalised annual generation of approximately 828 GWh.

About Abitibi-Consolidated
Abitibi-Consolidated is a global leader in newsprint and commercial printing papers as well as a major producer of wood products, serving clients in some 70 countries from its 45 operating facilities. Abitibi-Consolidated is among the largest recyclers of newspapers and magazines in North America, diverting annually approximately 1.9 million tonnes of waste paper from landfills. It also ranks first in Canada in terms of total certified woodlands. Abitibi-Consolidated shares are traded on the Toronto Stock Exchange (TSX: A) and on the New York Stock Exchange (NYSE: ABY).

Contacts

Investors: Francesco Alessi Vice-President Investor Relations and Taxation 514 394-2341 falessi@abitibiconsolidated.com	Media: Denis Leclerc Director Public Affairs 514 394-3601 denis_leclerc@abitibiconsolidated.com